THE DREYFUS FAMILY OF FUNDS

200 Park Avenue

New York, New York 10166

September 2, 2009

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: John Grzeskiewicz

Re:	Strategic Funds, Inc.
Registration Statement on Form N-14 (File No. 333-160929)

Ladies and Gentlemen:

Strategic Funds, Inc., a Maryland corporation (the “Registrant”), respectfully requests that the Registrant’s Registration Statement on Form N-14 (File No. 333-160929) filed on July 31, 2009 (the “Registration Statement”), as amended on August 28, 2009, be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Registration Statement contains a prospectus/proxy statement, which reflects a proposal to the shareholders of Dreyfus Emerging Leaders Fund (the “Fund”), a series of Advantage Funds, Inc., to transfer the Fund’s assets, subject to its liabilities, to Dreyfus Select Managers Small Cap Value Fund, a series of the Registrant (the “Acquiring Fund”), in exchange for shares of the Acquiring Fund (the “Reorganization”).

The Registrant is seeking to withdraw the Registration Statement because it no longer intends to seek approval of the Reorganization by the Fund’s shareholders or offer shares of the Acquiring Fund in connection with such Reorganization at this time. No solicitations have been made and no shares have been issued or sold under the Registration Statement. The Fund’s sponsor and investment adviser, The Dreyfus Corporation, believes that the approval of the Securities and Exchange Commission (the “Commission”) of this application would be consistent with the public interest and the protection of investors.

The Registrant respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement.

Please direct any questions regarding this matter to Nicole M. Runyan or David Stephens of Stroock & Stroock & Lavan LLP, counsel to the Registrant, at 212.806.6443 or 212.806.6138, respectively.

Sincerely,

/s/ Jeff Prusnofsky

Jeff Prusnofsky

Vice President